1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 11, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/06/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2008/05/14:	Regarding the report of Chunghwa Telecom’s capital reduction could be coming back.

2. Announcement on 2008/05/16:	The procurement for 2G Network Performance-Assurance Project in 2008.

3. Announcement on 2008/05/19:	Announcement of the disposition of Jih Sun Navigation No.1 Fund.

4. Announcement on 2008/05/22:	The procurement for Automatic Bill Printing & Enveloping Processing System, totaled NT$334,786,000.

5. Announcement on 2008/05/25:	Regarding the report of judicial investigation about Chunghwa Telecom’s derivatives trading.

6. Announcement on 2008/05/27:	Chunghwa Telecom is going to hold a non-deal road show.

7. Announcement on 2008/06/03:	Explanation of the report that Chunghwa Telecom expands its overseas investment in Thailand this year.

8. Announcement on 2008/06/10:	Chunghwa Telecom announces its unaudited financial results for May under ROC GAAP

9. Announcement on 2008/06/10:	The procurement for 3G Expansion System in 2008.

10. Announcement on 2008/06/10:	May 2008 sales Regarding the report of Chunghwa Telecom’s capital reduction could be coming back.

EXHIBIT 1

Date of events: 2008/05/14

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2008/05/14

3. Content of the report: Chunghwa Telecom’s capital reduction could be coming back

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom will be in accordance with the resolution of Board of directors on capital reduction to make an announcement if it happens. The company currently has no commentary on the matter.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

The procurement for 2G Network Performance-Assurance Project in 2008.

Date of events: 2008/05/16

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): 2G Network Performance- Assurance Project in 2008.

2. Date of the occurrence of the event: 2008/05/16

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$719,122,500

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nortel Networks Limited

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with contract

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

10. Name of the professional appraisal institution and its appraisal amount: None

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: None

13. Has an appraisal report not yet been obtained?: None

14. Reason an appraisal report has not yet been obtained: None

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: 2G Network Performance-Assurance of Chunghwa Telecom Co., Ltd.

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 3

Announcement of the disposition of Jih Sun Navigation No.1 Fund.

Date of events: 2008/05/19

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Jih Sun Navigation No.1 Fund

2. Date of occurrence of the event: 2008/05/19

3. Volume, unit price, and total monetary amount of the transaction: Volume: 5,000,000 units; Unit price: NT$9.65; Total amount: NT$48,250,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Jih Sun Securities Investment Trust Co Ltd.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): -NT$1,800,000

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.81% of total assets; 0.93% of total stockholders’ equity; NT$115,751,787,000

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$9.65

16. Do the directors have any objection to the present transaction?: None

EXHIBIT 4

The procurement for Automatic Bill Printing & Enveloping Processing System, totaled NT$334,786,000.

Date of events: 2008/05/22

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Automatic Bill Printing & Enveloping Processing System

2. Date of the occurrence of the event: 2008/05/22

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$334,786,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa System Integration Co., Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N.A.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N.A.

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection and payment in batches

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

10. Name of the professional appraisal institution and its appraisal amount: N.A.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N.A.

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N.A.

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Telecom equipment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 5

Regarding the report of judicial investigation about Chunghwa Telecom’s derivatives trading.

Date of events: 2008/05/24

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2008/05/24

3. Content of the report: Judicial investigation about Chunghwa Telecom’s derivatives trading.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The case is entering into judicial investigation, the Company will not give any comment on the matter.

6. Countermeasures: None

7. Any other matters that need to be specified: The Company’s financial and business operation management measures have been enhanced and the operation continues in its ordinary course, although there is the derivative matter happened recently.

EXHIBIT 6

Chunghwa Telecom is going to hold a non-deal road show.

Date of events: 2008/05/28

Contents:

1. Date of the investor/press conference: 2008/05/28~2008/05/29

2. Location of the investor/press conference: London.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: none.

EXHIBIT 7

Explanation of the report that Chunghwa Telecom expands its overseas investment in Thailand this year.

Date of events: 2008/06/03

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/06/03

3. Content of the report: Chunghwa Telecom expands its overseas investment in Thailand this year

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: CHT follows its internal procedures to evaluate each investment project, and will make official announcement in accordance to the regulation. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

Chunghwa Telecom announces its unaudited financial results for May under ROC GAAP

Date of events: 2008/06/10

Contents:

1. Date of occurrence of the event: 2008/06/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of May 2008, total revenue increased by 0.26% year-over-year to NT$15.34 billion. Operating income for the month was NT$4.8 billion, net income NT$3.8 billion, EPS NT$0.40. For the first five months this year, total revenue was NT$77.6 billion, a 1.55% increase year-over-year. Operating income for the first five months was NT$25.83 billion, net income NT$18.67 billion, EPS NT$1.95.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

The procurement for 3G Expansion System in 2008.

Date of events: 2008/06/10

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): 3G Expansion System in 2008.

2. Date of the occurrence of the event: 2008/06/10

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$3,467,520,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nokia Siemens Networks OY

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In Accordance with Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: None

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N.A.

13. Has an appraisal report not yet been obtained?: N.A.

14. Reason an appraisal report has not yet been obtained: N.A.

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: For the expansion of 3G system

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom

June 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2008

1) Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
May	Invoice amount	17,546,459	17,228,080	318,379	1.85%
May	Invoice amount	87,128,375	87,493,649	-365,274	-0.42%
May	Net sales	15,344,947	15,304,407	40,540	0.26%
May	Net sales	77,636,200	76,453,376	1,182,824	1.55%

b Trading purpose : None